THE DIRECTOR M OUTLOOK VARIABLE ANNUITY
TALCOTT RESOLUTION LIFE INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 2, 2022

This product notice provides updated information about The Director M Outlook variable annuity, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life Insurance Company, (“Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Contract Version	Website Address
The Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q597
First Horizon Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q498
Director M Platinum Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q639
AmSouth Variable Annuity M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q688
The Director M Select Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q738
Huntington Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q522
Wells Fargo Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q621
Classic Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q514
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: The Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 3, 2021. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:

Changes for all Contracts:
•Effective May 2, 2022, new Portfolio Planner models are available. Each Portfolio Planner model offers diversification with a customized allocation of assets so you can match it to your investment objective and risk tolerance. These models will be automatically rebalanced each quarter in order to restore your investment to the original percentages of your Portfolio Planner model. You can elect one of these models by calling our Annuity Service Center at 1-800-862-6668. If you choose to participate in a Portfolio Planner model, you are responsible for determining which model portfolio is best for you. Please refer to Appendix A for more information on the new models, and the “Static Asset Allocations” disclosure in Section 7.a. Purchases and Contract Value in the Prospectus on how asset allocation works.
•Effective May 1, 2022 the AB VPS Balanced Wealth Strategy Portfolio was renamed AB VPS Balanced Hedged Allocated Portfolio.
•Effective May 1, 2022 the AB VPS International Growth Portfolio was renamed AB VPS Sustainable International Thematic Portfolio.
•Effective April 29, 2022, the Invesco V.I. High Yield Fund is available as an investment option.
•Effective April 29, 2022, the Invesco V.I. Government Securities Fund is available as an investment option.
•On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm. Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale. Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.

Additional Changes for The Director M Select Outlook:
•Effective December 6, 2021, the Wells Fargo VT International Equity Fund was renamed Allspring VT International Equity Fund.
•Effective December 6, 2021, the Wells Fargo VT Omega Growth Fund was renamed Allspring VT Omega Growth Fund.
•Effective December 6, 2021, the Wells Fargo VT Opportunity Fund was renamed Allspring VT Opportunity Fund.
•Effective December 6, 2021, the Wells Fargo VT Small Cap Growth Fund was renamed Allspring VT Small Cap Growth Fund.

Additional Changes for Huntington Director M Outlook:
•The Rational Insider Buying VA Fund was liquidated on or about November 30, 2021.
•The Rational Trend Aggregation VA Fund was liquidated on or about July 30, 2021.

Additional Changes for Wells Fargo Director M Outlook:
•Effective December 6, 2021, the Wells Fargo VT Discovery Fund was renamed Allspring VT International Equity Fund.
•Effective December 6, 2021, the Wells Fargo VT Index Asset Allocation Fund was renamed Allspring VT Index Asset Allocation Fund.
•Effective December 6, 2021, the Wells Fargo VT International Equity Fund was renamed Allspring VT International Equity Fund.
•Effective December 6, 2021, the Wells Fargo VT Omega Growth Fund was renamed Allspring VT Omega Growth Fund.
•Effective December 6, 2021, the Wells Fargo VT Opportunity Fund was renamed Allspring VT Opportunity Fund.
•Effective December 6, 2021, the Wells Fargo VT Small Cap Growth Fund was renamed Allspring VT Small Cap Growth Fund.

Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals
Your Contract may be subject to surrender charges. Surrender charges may apply to both partial and full Surrenders.
If you withdraw money from your contract within 4 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
2. Synopsis 5. The Contract b. Charges and Fees - Sales Charges
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			2. Synopsis
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract b. Charges and Fees - Sales Charges
	Annual Fee	Minimum	Maximum
	Base Contract	1.61%¹	1.61%¹
	Investment Options (fund fees and expenses)	0.14%²	1.56%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[1]	1.50%[3]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets. [3] As a percentage of average daily Benefit Amount or Payment Base depending on the optional benefit selected.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,067	Highest Annual Cost: $5,113
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - Sales Charges Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to withdrawals before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting https://www.talcottresolution.com/resources.html or by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. General Information 5. The Contract - a. Purchases and Contract Value

Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
6. Optional Death Benefits a. MAV Plus 7. Optional Withdrawal Benefits a. - d. Appendix Tax Appendices B-C
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
8. Miscellaneous f. How Contracts Are Sold - Commissions
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract - a. Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:

Class of Contract	Website Address
The Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q597
First Horizon Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q498
Director M Platinum Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q639
AmSouth Variable Annuity M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q688
The Director M Select Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q738
Huntington Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q522
Wells Fargo Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q621
Classic Director M Outlook	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q514
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract class/version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	1.02%*	13.36%	9.64%	9.00%
U.S. Equity	AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.87%*	27.84%	12.58%	13.39%
International Equity	AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.16%*	10.85%	4.98%	5.44%
U.S. Equity	AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.08%	35.60%	9.88%	12.85%
International Equity	AB VPS Sustainable International Thematic Portfolio - Class B (formerly AB VPS International Growth Portfolio) Adviser: AllianceBernstein, L.P.	1.56%*	8.01%	14.59%	8.74%
U.S. Equity	Allspring VT Discovery Fund - Class 2 (formerly Wells Fargo VT Discovery Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.13%	(5.04)%	20.84%	16.60%
Allocation	Allspring VT Index Asset Allocation Fund - Class 2 (formerly Wells Fargo VT Index Asset Allocation Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.00%*	16.00%	12.11%	11.91%
International Equity	Allspring VT International Equity Fund - Class 1 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.69%*	7.39%	6.19%	6.30%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
International Equity	Allspring VT International Equity Fund - Class 2 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.94%*	6.87%	5.90%	6.04%
U.S. Equity	Allspring VT Omega Growth Fund - Class 1 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	15.27%	25.24%	18.72%
U.S. Equity	Allspring VT Omega Growth Fund - Class 2 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.00%*	14.97%	24.94%	18.43%
U.S. Equity	Allspring VT Opportunity Fund - Class 1 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.75%*	25.06%	17.58%	15.22%
U.S. Equity	Allspring VT Opportunity Fund - Class 2 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.00%*	24.78%	17.29%	14.94%
U.S. Equity	Allspring VT Small Cap Growth Fund - Class 1 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.92%	7.93%	22.31%	16.51%
U.S. Equity	Allspring VT Small Cap Growth Fund - Class 2 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.17%	7.64%	22.00%	16.23%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	0.14%	28.53%	18.26%	16.25%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.85%	27.51%	19.87%	16.35%
U.S. Equity	Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.91%	24.27%	20.30%	17.19%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.76%	24.60%	11.68%	12.26%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.85%	22.90%	25.98%	19.40%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.86%	25.31%	13.32%	13.00%
U.S. Equity	Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.88%	33.34%	13.67%	13.47%
Allocation	Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.65%	19.64%	12.43%	11.02%
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.67%	14.76%	15.86%	14.67%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.60%	25.52%	18.88%	17.41%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.66%	32.00%	15.44%	14.70%
International Equity	Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.74%	7.82%	10.81%	9.24%
U.S. Equity	Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.69%	9.91%	16.05%	16.11%
U.S. Equity	Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.64%	4.02%	14.81%	14.91%
U.S. Equity	Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.77%	1.56%	21.23%	15.93%
U.S. Equity	Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.51%	24.98%	17.08%	15.12%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.50%	(0.95)%	4.51%	3.82%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.44%	(0.19)%	1.32%	0.78%
U.S. Equity	Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%	27.62%	8.94%	10.65%
U.S. Equity	Invesco V.I. Capital Appreciation Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%*	22.28%	21.91%	16.49%
U.S. Equity	Invesco V.I. Comstock Fund - Series II Adviser: Invesco Advisers, Inc.	0.99%	33.04%	11.12%	12.59%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	1.08%	18.79%	22.75%	17.53%
International Equity	Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	1.03%	15.17%	17.88%	13.96%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.34%	0.01%	0.86%	0.45%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(2.27)%	2.47%	1.77%
U.S. Equity	Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	0.99%	28.19%	9.94%	12.05%
Fixed Income	Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	0.94%	4.38%	4.69%	5.62%
U.S. Equity	Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.04%	27.23%	15.36%	14.77%
U.S. Equity	Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.09%	22.26%	13.46%	14.40%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.89%	3.28%	5.66%	6.33%
U.S. Equity	Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.99%*	25.61%	15.79%	14.17%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	27.31%	10.23%	11.33%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	29.02%	11.07%	12.17%
U.S. Equity	Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	1.05%*	(11.19)%	36.85%	20.11%
International Equity	Morgan Stanley VIF Emerging Markets Equity Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Company	1.30%*	2.95%	9.41%	5.38%
U.S. Equity	Pioneer Fund VCT Portfolio - Class II Adviser: Amundi Asset Management US, Inc.	1.04%	27.65%	19.85%	15.90%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
Fixed Income	Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.02%	(6.95)%	1.70%	3.07%
Allocation	Putnam VT George Putnam Balanced Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.89%	14.04%	12.70%	11.06%
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.09%	13.95%	9.90%	9.85%
U.S. Equity	Putnam VT Growth Opportunities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.89%	22.65%	25.54%	19.86%
International Equity	Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.08%	8.82%	9.34%	8.32%
International Equity	Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	1.12%	14.94%	8.09%	7.01%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.81%	27.30%	13.81%	14.11%
U.S. Equity	Putnam VT Multi-Cap Core Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.91%	31.07%	18.08%	16.30%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.29%	39.90%	9.31%	12.45%
U.S. Equity	Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	0.89%	23.56%	22.51%	18.29%

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.

APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

The Director M Outlook

The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408	2022 Series 508
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

APP A-5

Optional Benefit Investment Restrictions

A. Investment Restrictions For
•Lifetime Income Builder
•Lifetime Income Builder II
•Lifetime Income Builder Selects
•Lifetime Income Foundation

Applicable To The Following Product

The Director M Outlook

(If applicable to your contract (see the "State Variations" provisions in the "Miscellaneous" section))

Your Sub-Account value must be allocated in accordance with the following investment restrictions on and after October 4, 2013 and you must elect to rebalance to the allocations on a quarterly basis:
(1) SELF SELECT

Category 1	Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Category 2	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
Category 3	Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Hartford Ultrashort Bond HLS Fund
Hartford Total Return Bond HLS Fund
Invesco V.I. Government Money Market Fund
Invesco V.I. Government Securities Fund
Invesco V.I. High Yield Fund
*If you have 100% allocation to the FAF on and after October 4, 2013 you will comply with these investment restrictions for as long as your allocation remains at 100% to the FAF. Please remember that effective October 4, 2013, the FAF was closed to new allocations or Premium Payments (with limited state exclusions). Therefore, if you move any money out of the FAF and into the Sub-Accounts you will not be able to move it back into the FAF AND your Sub-Account allocations must comply with these investment restrictions in order to prevent the revocation of your withdrawal feature.

Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
AB VPS Balanced Hedged Allocation Portfolio (formerly AB VPS Balanced Wealth Strategy Portfolio)
AB VPS Growth and Income Portfolio
AB VPS International Value Portfolio
AB VPS Sustainable International Thematic Portfolio (formerly AB VPS International Growth Portfolio)
BlackRock S&P 500 Index V.I. Fund
Fidelity VIP Contrafund Portfolio
Fidelity VIP Dynamic Capital Appreciation Portfolio
Hartford Capital Appreciation HLS Fund
Hartford Disciplined Equity HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Global Growth HLS Fund
Hartford Stock HLS Fund
Invesco V.I. Capital Appreciation Fund
APP A-6

Invesco V.I. Comstock Fund
Invesco V.I. Global Fund
Invesco V.I. Growth and Income Fund
Invesco V.I. Main Street Fund
Lord Abbett Dividend Growth Portfolio
Lord Abbett Fundamental Equity
Lord Abbett Growth & Income Portfolio
Putnam VT George Putnam Balanced Fund
Putnam VT Global Asset Allocation Fund
Putnam VT Growth Opportunities Fund
Putnam VT International Equity Fund
Putnam VT International Value Fund
Putnam VT Large Cap Value Fund
Putnam VT Multi-Cap Core Fund
Putnam VT Sustainable Leaders Fund

Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund
AB VPS Small/Mid-Cap Value Portfolio
Fidelity VIP Mid Cap Portfolio
Fidelity VIP Value Strategies Portfolio
Hartford Total Return Bond HLS Fund
Hartford International Opportunities HLS Fund
Hartford MidCap HLS Fund
Hartford Small Cap Growth HLS Fund
Hartford Small Company HLS Fund
Invesco V.I. American Value Fund
Invesco V.I. Discovery Mid Cap Growth Fund
Invesco V.I. Main Street Small Cap Fund
Lord Abbett Bond-Debenture Portfolio
Morgan Stanley VIF Emerging Market Equity Portfolio
Morgan Stanley VIF Discovery Portfolio
Putnam VT Diversified Income Fund
Putnam VT Small Cap Value Fund

(2) ASSET ALLOCATIONS MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%
Hartford Small Company HLS Fund	2%	2%	3%	3%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%
Invesco V.I. High Yield Fund	10%	8%	7%	5%
Putnam VT International Equity Fund	9%	12%	15%	18%
Total	100%	100%	100%	100%
APP A-7

(3) INVESTMENT MODELS

Series 7004
Funds
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Hartford Small Company HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Total	100%

Series 7005
Funds
Fidelity VIP Contrafund Portfolio	20%
Hartford International Opportunities HLS Fund	10%
Hartford Total Return Bond HLS Fund	40%
Invesco V.I. Global Fund	10%
Lord Abbett Growth & Income Portfolio	20%
Total	100%

B. Investment Restrictions For

•Lifetime Income Builder Portfolios

Applicable To The Following Products
•Classic Director M Outlook
•Director M Platinum Outlook
•Director M Select Outlook
•Huntington Director M Outlook
•The Director M Outlook
•Wells Fargo Director M Outlook

(If applicable to your contract (see the "State Variations" provisions in the "Miscellaneous" section))

(1) INVESTMENT STRATEGY MODELS

Series 8010
Funds
Fidelity VIP Contrafund Portfolio	17%
Hartford Dividend and Growth HLS Fund	17%
Hartford Total Return Bond HLS Fund	32%
Lord Abbett Growth and Income Portfolio	17%
Invesco V.I. Global Fund	17%
Total	100%

APP A-8

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 108	2022 Series 208	2022 Series 308	2022 Series 408	2022 Series 508
AB VPS Small/Mid-Cap Value Portfolio	1%	2%	2%	3%	3%
Fidelity VIP Growth Portfolio	5%	6%	8%	10%	11%
Fidelity VIP Value Strategies Portfolio	2%	2%	3%	3%	4%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford Small Company HLS Fund	2%	2%	3%	3%	4%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Discovery Mid Cap Growth Fund	1%	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
Putnam VT International Equity Fund	9%	12%	15%	18%	21%
Total	100%	100%	100%	100%	100%

(3) INDIVIDUAL SUB-ACCOUNTS

Allocate 100% to any one of these funds, any combination of these funds, or all of the funds.

AB VPS Balanced Hedged Allocation Portfolio (formerly AB VPS Balanced Wealth Strategy Portfolio)
Hartford Balanced HLS Fund
Hartford MidCap HLS Fund
Hartford Ultrashort Bond HLS Fund
Invesco V.I. Government Money Market Fund
Lord Abbett Dividend Growth Portfolio

APP A-9

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity M Outlook	Classic Director M Outlook	Director M Platinum Outlook	First Horizon Director M Outlook	Huntington Director M Outlook	The Director M Outlook	The Director M Select Outlook	Wells Fargo Director M Outlook
AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X
AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X
AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X
AB VPS Sustainable International Thematic Portfolio - Class B (formerly AB VPS International Growth Portfolio) Adviser: AllianceBernstein, L.P.	X	X	X	X	X	X	X	X
Allspring VT Discovery Fund - Class 2 (formerly Wells Fargo VT Discovery Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
Allspring VT Index Asset Allocation Fund - Class 2 (formerly Wells Fargo VT Index Asset Allocation Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
Allspring VT International Equity Fund - Class 1 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC							X
Allspring VT International Equity Fund - Class 2 (formerly Wells Fargo VT International Equity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
Allspring VT Omega Growth Fund - Class 1 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC							X
Allspring VT Omega Growth Fund - Class 2 (formerly Wells Fargo VT Omega Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
Allspring VT Opportunity Fund - Class 1 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC							X
Allspring VT Opportunity Fund - Class 2 (formerly Wells Fargo VT Opportunity Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
Allspring VT Small Cap Growth Fund - Class 1 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC							X
Allspring VT Small Cap Growth Fund - Class 2 (formerly Wells Fargo VT Small Cap Growth Fund) Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC								X
BlackRock S&P 500 Index V.I. Fund - Class I Adviser: BlackRock Advisors, LLC	X	X	X	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity M Outlook	Classic Director M Outlook	Director M Platinum Outlook	First Horizon Director M Outlook	Huntington Director M Outlook	The Director M Outlook	The Director M Select Outlook	Wells Fargo Director M Outlook
Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Fidelity® VIP Dynamic Capital Appreciation Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Fidelity® VIP Equity-Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Fidelity® VIP Growth Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Fidelity® VIP Value Strategies Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X	X	X	X
Hartford Balanced HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Capital Appreciation HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford MidCap HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Small Cap Growth HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Small Company HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Stock HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X	X	X	X
Invesco V.I. American Value Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity M Outlook	Classic Director M Outlook	Director M Platinum Outlook	First Horizon Director M Outlook	Huntington Director M Outlook	The Director M Outlook	The Director M Select Outlook	Wells Fargo Director M Outlook
Invesco V.I. Capital Appreciation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Comstock Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Discovery Mid Cap Growth Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Global Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Growth and Income Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. High Yield Fund - Series I Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Invesco V.I. Main Street Small Cap Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X	X	X	X
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X
Lord Abbett Dividend Growth Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X
Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X
Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X	X	X	X
Morgan Stanley VIF Discovery Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc.	X	X	X	X	X	X	X	X
Morgan Stanley VIF Emerging Markets Equity Portfolio - Class II Adviser: Morgan Stanley Investment Management Inc. Subadviser: Morgan Stanley Investment Management Company	X	X	X	X	X	X	X	X
Pioneer Fund VCT Portfolio - Class II Adviser: Amundi Asset Management US, Inc.	X
Putnam VT Diversified Income Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT George Putnam Balanced Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT Global Asset Allocation Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X
Putnam VT Growth Opportunities Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X
Putnam VT International Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited and The Putnam Advisory Company, LLC	X	X	X	X	X	X	X	X
APP A.1-3

Portfolio Company and Adviser/Subadviser	AmSouth Variable Annuity M Outlook	Classic Director M Outlook	Director M Platinum Outlook	First Horizon Director M Outlook	Huntington Director M Outlook	The Director M Outlook	The Director M Select Outlook	Wells Fargo Director M Outlook
Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT Multi-Cap Core Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X
Putnam VT Sustainable Leaders Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	X	X	X	X	X	X	X	X

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.
EDGAR Identifier:     C000005739    The Director M Outlook
C000005739    First Horizon Director M Outlook
C000059363    Director M Platinum Outlook
C000059361    AmSouth Variable Annuity M Outlook
C000059365    The Director M Select Outlook
C000059364    Huntington Director M Outlook
C000059366    Wells Fargo Director M Outlook
C000059362    Classic Director M Outlook

APP A.1-4